FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

7 July 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

The following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 5 July 2017:

Directors

Name	Price per Share / ADS1	Shares acquired
Kathleen Casey	US$43.25001	20 American Depositary Shares1 (representing 100 ordinary shares of US$0.50 each)
Henri de Castries	US$8.6500	191
Douglas Flint	£7.2917	59
Stuart Gulliver	US$8.6500	33,954
Irene Lee	US$8.6500	118
Iain Mackay	US$8.6500	18,985
Heidi Miller	US$43.25001	9 American Depositary Shares1 (representing 45 ordinary shares of US$0.50 each)
Marc Moses	US$8.6500	19,190

Other PDMRs

Name	Price per Share	Shares acquired
Samir Assaf	US$8.6500	18,711
Peter Boyles	US$8.6500 £7.2917	5,489 3,032
Patrick Burke	US$8.6500 £7.2917	5,212 2,158
John Flint	US$8.6500	6,931
Andy Maguire	US$8.6500	3,078
Paulo Maia	US$8.6500 £7.2917 £7.2563	2,894 2,207 4
Noel Quinn	US$8.6500	3,840
Antonio Simoes	US$8.6500	3,934
Peter Wong	US$8.6500 £7.2917	23,748 13,096

Persons closely associated ("CAP") with the PDMR

Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$8.6500	273

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Kathleen Casey

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$43.25	20	$865.00
		Aggregated	$43.25	20	$865.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Henri de Castries

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	191	$1,652.15
		Aggregated	$8.65	191	$1,652.15

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Douglas Flint

2 - Reason for the notification
Position/status		Group Chairman

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.29	59	£430.21
		Aggregated	£7.292	59	£430.21

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	33,954	$293,702.10
		Aggregated	$8.65	33,954	$293,702.10

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Irene Lee

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	118	$1,020.70
		Aggregated	$8.65	118	$1,020.70

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Iain Mackay

2 - Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	18,985	$164,220.25
		Aggregated	$8.65	18,985	$164,220.25

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Heidi Miller

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$43.25	9	$389.25
		Aggregated	$43.25	9	$389.25

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses

2 - Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	19,190	$165,993.50
		Aggregated	$8.65	19,190	$165,993.50

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 - Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	18,711	$161,850.15
		Aggregated	$8.65	18,711	$161,850.15

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Boyles

2 - Reason for the notification
Position/status		Chief Executive, Global Private Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.29	3,032	£22,108.43
		Aggregated	£7.292	3,032	£22,108.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	5,489	$47,479.85
		Aggregated	$8.65	5,489	$47,479.85

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Patrick Burke

2 - Reason for the notification
Position/status		President and Chief Executive of HSBC US

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.29	2,158	£15,735.49
		Aggregated	£7.292	2,158	£15,735.49

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	5,212	$45,083.80
		Aggregated	$8.65	5,212	$45,083.80

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		John Flint

2 - Reason for the notification
Position/status		Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	6,931	$59,953.15
		Aggregated	$8.65	6,931	$59,953.15

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Andy Maguire

2 - Reason for the notification
Position/status		Group Chief Operating Officer

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	3,078	$26,624.70
		Aggregated	$8.65	3,078	$26,624.70

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.29	2,207	£16,092.78
			£7.26	4	£29.03
		Aggregated	£7.292	2,211	£16,121.81

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	2,894	$25,033.10
		Aggregated	$8.65	2,894	$25,033.10

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Noel Quinn

2 - Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	3,840	$33,216.00
		Aggregated	$8.65	3,840	$33,216.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	3,934	$34,029.10
		Aggregated	$8.65	3,934	$34,029.10

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Wong

2 - Reason for the notification
Position/status		Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.29	13,096	£95,492.10
		Aggregated	£7.292	13,096	£95,492.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	23,748	$205,420.20
		Aggregated	$8.65	23,748	$205,420.20

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Camay Wong

2 - Reason for the notification
Position/status		Person closely associated with Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.65	273	$2,361.45
		Aggregated	$8.65	273	$2,361.45

For any queries related to this notification please contact:
Loren Wulfsohn
Shareholder Services Team
020 7991 8918

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 07 July 2017